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Exhibit 12

PHH Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2003	2002
Earnings before fixed charges:
Income before income taxes and minority interest	$249	$176
Plus: Fixed charges	105	108

Earnings available to cover fixed charges	$354	$284

Fixed charges(*):
Interest, including amortization of deferred financing costs	$98	$102
Interest portion of rental payment	7	6

Total fixed charges	$105	$108

Ratio of earnings to fixed charges	3.37x	2.63x

(*)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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  Exhibit 12
PHH Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)